Exhibit 1.2

Execution Version

BGC PARTNERS, INC.

Amendment No. 1 to

Controlled Equity OfferingSM

Sales Agreement

March 5, 2021

Cantor Fitzgerald & Co.

499 Park Avenue

New York, NY 10022

Ladies and Gentlemen:

Reference is made to the Controlled Equity OfferingSM Sales Agreement, dated March 9, 2018 (the “Sales Agreement”), by and between BGC Partners, Inc., a Delaware corporation (the “Company”), and Cantor Fitzgerald & Co. (“CF&Co”), pursuant to which the Company agreed to sell through the Agent, as sales agent, shares of the Company’s Class A common stock (the “Shares”). All capitalized terms used in this Amendment No. 1 to Controlled Equity OfferingSM Sales Agreement (this “Amendment”) not otherwise defined herein shall have the respective meanings assigned to such terms in the Sales Agreement. The Company and the Agent agree as follows:

A.    Amendments to Sales Agreement. Section 11(d) of the Agreement shall be amended and restated as follows:

“(d) Unless earlier terminated pursuant to this Section 11, this Agreement shall automatically terminate upon the expiration of the Registration Statement, subject to any extension of the effectiveness of the Registration Statement pursuant to Rules 415(a)(5) and (6) under the Securities Act; provided, however, that the provisions of Section 7(g), Section 9, Section 10, Section 12, Section 16 and Section 17 shall remain in full force and effect notwithstanding such termination.”

B.    Notwithstanding anything to the contrary contained herein, this Amendment shall not have any effect on the terms of the Sales Agreement prior to the Amendment Date, and the rights and obligations of the parties thereunder, including, without limitation, the representations, warranties and agreements (including the indemnification and contribution provisions), as well as the definitions of “Registration Statement” and “Prospectus,” contained in the Sales Agreement.

C.    No Other Amendments. Except as set forth in Part A above, and except for any waiver or amendment of any provision of the Sales Agreement after the date hereof, all the terms and provisions of the Sales Agreement shall continue in full force and effect.

D.    Counterparts. This Amendment may be executed in two counterparts, each of which shall be deemed an original, but both of which together shall constitute one and the same instrument. Delivery of an executed Amendment by one party to the other may be made by facsimile or by electronic delivery of a portable document format (PDF) file (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com).

E.    Governing Law. This Amendment shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the principles of conflicts of laws.

If the foregoing correctly sets forth the understanding between us, please so indicate in the space provided below for that purpose.

Very truly yours,

BGC PARTNERS, INC.

By:	/s/ Steven Bisgay
Name: Steven Bisgay
Title: Chief Financial Officer

ACCEPTED as of the date first-above written:

CANTOR FITZGERALD & CO.

By:	/s/ Sage Kelly
Name: Sage Kelly
Title: Senior Managing Director, Global Head of Investment Banking